EATON CORPORATION

1000 EATON BOULEVARD

CLEVELAND, OHIO 44122

(440) 523-5000

VIA EDGAR	October 3, 2013

Re:	Eaton Corporation
and Guarantors
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the Registration Statement of Eaton Corporation (the “Issuer”), Eaton Corporation plc, Turlock B.V., Eaton US Holdings, Inc., Eaton Controls (Luxembourg) S.à r.l., Eaton Technologies (Luxembourg) S.à r.l., Eaton Aeroquip LLC, Eaton Aerospace LLC, Eaton Hydraulics LLC, Eaton Leasing Corporation, Wright Line Holding, Inc., Wright Line LLC, Cooper Industries, Eaton Electric Holdings LLC, Cooper B-Line, Inc., Cooper Bussmann, LLC, Cooper Crouse-Hinds, LLC, Cooper Lighting, LLC, Cooper Power Systems, LLC and Cooper Wiring Devices, Inc. (collectively with the Issuer, the “Registrants”) on Form S-4 (File No. 333-191035), as amended (the “Registration Statement”), registering the offer to exchange up to $600,000,000 aggregate principal amount of its 0.950% Senior Notes due 2015 (CUSIP number 900212AF8), up to $1,000,000,000 aggregate principal amount of its 1.500% Senior Notes due 2017 (CUSIP number 900212AJ0), up to $1,600,000,000 aggregate principal amount of its 2.750% Senior Notes due 2022 (CUSIP number 900212AK7), up to $700,000,000 aggregate principal amount of its 4.000% Senior Notes due 2032 (CUSIP number 900212AB7) and up to

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$1,000,000,000 aggregate principal amount of its 4.150% Senior Notes due 2042 (CUSIP number 900212AD3) (together with the guarantees thereof, the “Exchange Notes”) for any and all of its outstanding 0.950% Senior Notes due 2015 (CUSIP numbers 900212AE1 and U9029CAC2), 1.500% Senior Notes due 2017 (CUSIP numbers 900212AG6 and U9029CAD0), 2.750% Senior Notes due 2022 (CUSIP numbers 900212AH4 and U9029CAE8), 4.000% Senior Notes due 2032 (CUSIP numbers 900212AA9 and U9029CAA6) and 4.150% Senior Notes due 2042 (CUSIP numbers 900212AC5 and U9029CAB4) (together with the guarantees thereof, the “Outstanding Notes”) of the Issuer, respectively, which were issued in a private placement in November 2012 in reliance upon Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrants are registering the Exchange Notes on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co. Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Registrants hereby make the following representations to the Staff of the Commission:

1.        The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale

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transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.        No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offers may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions on the above-referenced Registration Statement, please contact Richard A. Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

Very truly yours,

By:	/s/ Mark M. McGuire
Name: Mark M. McGuire Title: Executive Vice President and General Counsel